Exhibit 99.1

Innate Pharma to present adenosine franchise, IPH5201 and IPH5301 at ESMO IO 2022

  Phase 1 data for IPH5201, a CD39-blocking monoclonal antibody, as monotherapy or in combination with durvalumab, in advanced solid tumors to be presented by partner AstraZeneca
  Preclinical data supporting rationale for the Phase 2 development of IPH5201 in non-small cell lung cancer will be presented
  Trial in Progress poster for IPH5301, a CD73-blocking monoclonal antibody investigated in collaboration with the Institut Paoli-Calmettes, will also be presented by the IPC

MARSEILLE, France--(BUSINESS WIRE)--December 1, 2022--Regulatory News:

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that three posters showcasing IPH5201 and IPH5301 will be presented on December 8 at the 2022 European Society for Medical Oncology I-O (ESMO Immuno-Oncology) Annual Congress in Geneva, Switzerland.

The following posters will be presented:

IPH5201 as monotherapy or in combination with durvalumab in advanced solid tumors (AstraZeneca)

  Abstract Number: 472
  Session Name: Poster Display 188P
  Session Time: 8 December, 12:30-13:15
  Location: Palexpo exhibition centre – Foyer ABC
  Presenter: Dr. Martina Imbimbo, Head of Clinic for the Immuno-oncology Department within the Department of Oncology at UNIL CHUV (Lausanne, Switzerland)

Combination of IPH5201, a block antibody targeting the CD39 immunosuppressive pathway, with durvalumab and chemotherapies: Preclinical rationale

  Abstract Number: 384
  Session Name: Poster Display 190P
  Session Time: 8 December, 12:30-13:15
  Location: Palexpo exhibition centre – Foyer ABC
  Presenter: Carine Paturel, Senior Director, Research and Drug Development, Products Portfolio Strategy, Innate Pharma (Marseille, France)

A first-in-human phase I study of IPH5301, an anti-CD73 monoclonal antibody, alone or in combination with chemotherapy and trastuzumab, in patients with advanced solid tumors (CHANCES) (Institut Paoli-Calmettes)

  Abstract Number: 290
  Session Name: Poster Display 199TiP
  Session Time: 8 December, 12:30-13:15
  Location: Palexpo exhibition centre – Foyer ABC
  Presenter: Dr. Anthony Gonçalves, Professor of Medical Oncology, Institut Paoli-Calmettes (Marseille, France)

The posters will be available on the Publications section of Innate’s website following the meeting.

About IPH5201

IPH5201 is a CD39-blocking monoclonal antibody that may promote antitumor immunity by increasing immunostimulatory ATP and reducing immunosuppressive adenosine levels in the tumor microenvironment. It is being developed in partnership with AstraZeneca.

A first-in-human, multi-centre, non-randomised, open-label, phase 1 study (NCT04261075) sponsored by AstraZeneca assessed the safety, efficacy, pharmacokinetics and pharmacodynamics of IPH5201 as monotherapy and in combination with durvalumab in patients with advanced solid tumors.

A Phase 2 clinical trial conducted by Innate in lung cancer is in planning.

About IPH5301

IPH5301 is a CD73-blocking monoclonal antibody currently in an investigator-sponsored Phase 1 trial in collaboration with the Institut Paoli-Calmettes (IPC) and Oncodistinct Network.

By targeting the adenosine immunosuppressive pathway, IPH5301 has the potential to promote anti-tumor immune responses across a wide range of tumors.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate is a pioneer in the understanding of Natural Killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts

For additional information:

Investors and Media

Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

NewCap
Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
innate@newcap.eu